Exhibit 99.1

Mercurity Fintech Holding Subsidiary Purchases Fully Licensed Broker Dealer, Established in 1982

MFH takes aim at digital brokerage and wealth management services to reshape the global financial future for retail investors

New York, -- Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group powered by blockchain technology, today announced that Chaince Securities, Inc., the financial services subsidiary of MFH entered into a Purchase and Sale Agreement for the acquisition of all assets and liabilities of J.V. Delaney & Associates (“JVDA”), an investment advisory firm and fully licensed broker dealer established in 1982.  The addition of JVDA will serve as the cornerstone of Mercurity Fintech’s plans to incorporate a diverse range of digital and traditional business offerings through its new financial services entity, Chaince Securities, including underwriting, private placements, mergers & acquisitions, best efforts IPOs, selling of corporate equity and debt securities and investment advisory services, among others.

Pursuant to the terms of the Purchase Agreement, Chaince Securities will make a cash down payment to the seller following the signing the Purchase Agreement, with the remaining balance of the total purchase price held in escrow by Portfolio Escrow, Inc. until closing. The deal is subject to FINRA approval in accordance with Rule 1017 and is contingent on obtaining regulatory and customary approvals. The transaction will close upon obtaining of FINRA approval and the satisfaction of other customary closing conditions, with the outstanding cash balance released from escrow to the seller. The deal is expected to close in Q4 of 2023.

The acquisition marks the first significant investment by Chaince Securities since its integration into MFH earlier this year. J.V. Delaney & Associates will enhance Chaince Securities' digital and traditional financial brokerage services and bolster its plans for sustained growth through expansion.

Mr. Shi Qiu, Chief Executive Officer of MFH, commented, "The acquisition of J.V. Delaney & Associates aligns with our objective to expand MFH's broker-dealer presence and augment our capabilities and product offerings over the next several years. This strategic move is a testament to our commitment to capitalize on the synergies between traditional financial services and innovative blockchain-powered solutions. We anticipate the resulting broker-dealer entity to be fully equipped and seamlessly aligned with our strategy of developing differentiated digital platforms to service our ever-expanding global clientele and puts us ever closer to the point of convergence between the old and the new, where we believe the true fortunes will be made."

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. is a digital fintech group powered by blockchain technology. The Company’s primary business scope includes digital asset trading, asset digitization, cross-border remittance, and other services, providing compliant, professional, and highly efficient digital financial services to its customers. The Company recently began narrowing its focus on Bitcoin mining, digital currency investment and trading, and other related fields. This shift has enabled the company to deepen its involvement in all aspects of the blockchain industry, from production to circulation.

About Chaince Securities, Inc.

Chaince Securities Inc. is a wholly owned subsidiary of Mercurity Fintech Holdings, Inc. and serves the Companies’ clients in the traditional financial and brokerage sectors.  Chaince Securities, Inc. was founded in 2023.  On May 1, 2023, Chaince entered into a Purchase Agreement for a fully licensed broker dealer established in 1982 and plans to use this branch of the business to provide digital and traditional brokerage services and to add to its ever-expanding global clientele.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.

Vicky Chueng

Tel: +1(646) 866-7989

Email: mfhfintech@iecapitalusa.com